UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2007                      File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated June 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: June 13, 2007	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE
TSX Venture Exchange Symbol - BKM
CUSIP #69403 R 10 8

Morrison Property Dismissed From Lawsuit

Vancouver, BC, June 13, 2007: The company wishes to announce that the application by the optionors of the Hearne Hill property to include the company’s Morrison property as part of their claim has been dismissed by the Supreme Court of British Columbia.

The company is vigorously defending the lawsuit respecting the Hearne Hill property and is proceeding to have the matter set for trial at the earliest opportunity.

The company continues to proceed with development of the Morrison property including the completion of a feasibility study.

The Hearne Hill property was previously explored by the company from May of 1993 until October of 1997 and 142 holes were drilled totaling 33,493 meters, however, it was determined that the Hearne Hill deposit was uneconomic.

On behalf of the Board of Directors

“Greg Anderson”

Director and President

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml